UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)
(Amendment No. 3)*
Encompass Group Affiliates, Inc.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
007511108
(CUSIP Number)
Neil Townsend, Esq.
399 Park Avenue
New York, NY 10022-4689
Phone: 212-705-7722
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 23, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS ACT-DE, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS H.I.G.-ACT, LLC (formerly H.I.G.-ACT, Ltd.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS H.I.G. INVESTMENT GROUP III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS H.I.G. ASSOCIATES III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS H.I.G. CAPITAL PARTNERS III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS H.I.G. ADVISORS III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS H.I.G.-GPII, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS ANTHONY TAMER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A/

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

CUSIP No.	007511108

1	NAMES OF REPORTING PERSONS SAMI W. MNAYMNEH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		913.79*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

913.79*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

913.79*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.78%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Represents shares of Series C Preferred Stock that are convertible into 78,399,417,171.49 shares of Common Stock representing approximately 72.78% of the outstanding shares of Common Stock, which percentage is based on 13,286,151,226 shares of Common Stock which were outstanding as of June 11, 2010 as reported in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on June 22, 2010, and an aggregate of 94,429,427,656 shares of Common Stock issuable upon conversion of all of the outstanding shares of Series C Preferred Stock and Series D Preferred Stock of the Issuer as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on September 28, 2009. Pursuant to the terms of the Series C Preferred Stock set forth in the Certificate of Designation for the Series C Preferred Stock, the percentage ownership is subject to downward adjustment in the event the conversion rate for the Series C Preferred Stock is adjusted because the return, or deemed return, per share of Series C Preferred Stock has met certain targets.

     This Amendment No. 3 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission on August 27, 2007 by (i) ACT-DE, LLC, a Delaware limited liability company (“ACT LLC”), (ii) H.I.G. — ACT, LLC, a Delaware limited liability company (formerly H.I.G.-ACT, Ltd.) (“HIG ACT”) and the sole member of ACT LLC, (iii) H.I.G. Capital Partners III, L.P., a Delaware limited partnership (“HIG CP III”) and a shareholder of HIG ACT, (iv) H.I.G. Advisors III, L.L.C. a Delaware limited liability company (“HIG LLC”) and the general partner of HIG CP III, (v) H.I.G. Investment Group III, L.P., a Cayman Islands limited partnership (“HIG IG III”) and a shareholder of HIG ACT, (vi) H.I.G. Associates III, L.P., a Cayman Islands limited partnership (“HIG Associates”) and the general partner of HIG IG III, (vii) H.I.G.-GPII, Inc., a Delaware corporation (“HIG GP”), the manager of HIG LLC and the general partner of HIG Associates, and (viii) Messrs. Mnaymneh and Tamer, each a Co-President of HIG GP (ACT LLC, HIG ACT, HIG CP III, HIG LLC, HIG IG III, HIG Associates, HIG GP, and Messrs. Mnaymneh and Tamer collectively being referred to as the “Reporting Persons”) with respect to the Common Stock, no par value per share (the “Common Stock”) and the Series C Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”) of Encompass Group Affiliates, Inc. (formerly known as Advanced Communications Technologies, Inc.), a Florida corporation (the “Issuer”) and Amendment No.1 to the Schedule 13D filed with the Securities and Exchange Commission on August 7, 2008 by the Reporting Persons and Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on March 25, 2009. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.
     Items 2(a) and (b) are hereby amended to include the following information: Effective as of December 22, 2010, HIG ACT was domesticated as a Delaware limited liability company. Its principal place of business is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

ACT-DE, LLC
By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. — ACT, LTD.
By:	ACT-DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. INVESTMENT GROUP III, L.P.
By:	ACT-DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. ASSOCIATES III, L.P.
By:	ACT-DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. — CAPITAL PARTNERS III, L.P.
By:	ACT-DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. ADVISORS III, L.L.C.
By:	ACT-DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

H.I.G. — GPII, INC.
By:	ACT-DE, LLC, its attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

ANTHONY TAMER
By:	ACT-DE, LLC, his attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President

SAMI W. MNAYMNEH
By:	ACT-DE, LLC, his attorney-in-fact

By:	/s/ William J. Nolan
	Name:	William J. Nolan
	Title:	Executive Vice President